[Royal Hawaiian Orchards Letterhead]

April 17, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave, Attorney-Advisor

Re:	Royal Hawaiian Orchards, L.P.
Registration Statement on Form S-1
Filed March 21, 2017
File No. 333-216850

Dear Ms. Aldave:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Royal Hawaiian Orchards, L.P. (the “Partnership”), hereby requests that the effective date of the Registration Statement on Form S-1, Registration No. 333-216850 (the “Registration Statement”), be accelerated so that the same will become effective at 11:00 a.m. Eastern Standard Time, on April 19, 2017, or as soon thereafter as practicable.

Please advise Wanda J. Abel of Davis Graham & Stubbs LLP at (303) 892-7314 or wanda.abel@dgslaw.com when the order declaring the Registration Statement effective is signed or if you have any questions or comments

Sincerely, /s/ Bradford C. Nelson Bradford C. Nelson President, Royal Hawaiian Resources, Inc., Managing General Partner of Royal Hawaiian Orchards, L.P.

cc:	Justin Dobbie, Legal Branch Chief
Wanda J. Abel, Davis Graham & Stubbs LLP